AA 3-24-2005*

05041408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge (City) LA (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

420 North 20th Street, Suite 1800 (Address) Birmingham (City) AL (State) 35203 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH, D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

OATH OR AFFIRMATION

I, Randy R. Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified as that of a customer of the Company's financial statements as of December 31, 2004.

Signature

President / CEO

Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- √ (a) Facing page
- √ (b) Consolidated Statements of Financial Condition
- √ (c) Consolidated Statements of Income
- (d) Statements of Changes in Financial Condition
- √ (e) Consolidated Statements of Changes in Stockholder's Equity
- √ (f) Consolidated Statements of Cash Flows
- √ (g) Statements of Changes in Liabilities Subordinated to Claims of General Creditors
- √ (h) Computation of Net Capital.
- √ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
- (j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (k) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (m) An Oath or Affirmation
- (n) A copy of the SIPC Supplemental Report
- (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

KPMG

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Shareholder
Hancock Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Hancock Investment Services, Inc. and subsidiaries (the Company) (a wholly owned subsidiary of Hancock Bank) as of December 31, 2004, and the related consolidated statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a–5 under the Security Exchange Act of 1934. These consolidated financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2003, were audited by other auditors whose report thereon dated February 18, 2004 expressed an unqualified opinion on those statements and supplementary schedules.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hancock Investment Services, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a–5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2004 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 consolidated financial statements taken as a whole.

KPMG LLP

February 11, 2005

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	3,471,063	3,146,275
Restricted cash		50,000	50,000
Accounts receivable		287,214	196,412
Furniture and equipment, less accumulated depreciation of $177,082 in 2004 and $143,394 in 2003		56,673	72,595
Other assets		89,496	61,965
Total assets	$	3,954,446	3,527,247
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	393,509	360,005
Due to Hancock Holding Co.		255,820	79,430
Total liabilities		649,329	439,435
Stockholder's equity:			
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares		1,000	1,000
Contributed capital		879,000	879,000
Retained earnings		2,425,117	2,207,812
Total stockholder's equity		3,305,117	3,087,812
Total liabilities and stockholder's equity	$	3,954,446	3,527,247

See accompanying notes to consolidated financial statements.

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on Internal Control Required by Rule 17a–5

The Board of Directors
Hancock Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hancock Investment Services, Inc. and subsidiaries (the Company) (a wholly owned subsidiary of Hancock Bank) for the year ended December 31, 2004 on which we have issued our report thereon dated February 11, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a–5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a–5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a–3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a–13 or in complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

KPMG

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a–5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2005